FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated December 12, 2002, announcing the selection of its subsidiary by the American Agricultural Communications Systems, Inc. to provide a business-grade satellite broadband service.

Attached hereto and incorporated by reference herein is Registrant's press release dated December 12, 2002, announcing the selection of its subsidiary by CLH Incorporated to provide a high-speed satellite communications network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: December 15, 2002

Gilat's Spacenet subsidiary adds American Farm Bureau unit as reseller for its Connexstar business-grade satellite broadband service

AFBF unit reduces connectivity costs, improves service by deploying high-speed Internet offering at offices nationwide

Petah Tikva, Israel, December 12, 2002-- Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that American Agricultural Communications Systems, Inc. (AACS) has contracted with Gilat's U.S. subsidiary, Spacenet Inc., to become an authorized reseller of the Spacenet's Connexstar business-grade satellite broadband service. AACS (Park Ridge, Ill.; www.fbcountry.com) is a wholly owned subsidiary of American Farm Bureau Federation (AFBF), the nation's largest farm organization and a long-time Spacenet custom-network customer.

Until now, many Farm Bureau companies have been forced to pay a premium for wireline broadband technologies such as frame relay due to their largely rural locations. By switching to Connexstar, the Farm Bureau estimates it will save some companies as much as 70 percent on their current frame relay connectivity charges.

Connexstar, introduced in January, provides affordable, commercial-grade, private-network broadband satellite connectivity to America's small and mid-size multi-unit enterprises.

Casey Wojciechowski, AACS General Manager said, "Many Farm Bureau companies have moved their daily interactive operations - usually involving forms processing and other Web-based applications - to the Internet. Consequently, they have a clear and compelling need for reliable, robust high-speed Internet access. While frame relay is available to many insurance companies, we can get as much or more reliability and performance from our new Connexstar platform, at a significantly lower expense. We expect many Farm Bureau companies to replace their frame relay connections with Connexstar within the coming year."

Nick Supron, Spacenet's President and CEO, said, "AFBF is one of the largest and most influential organizations serving the needs of rural America. AFBF's decision to become a channel for Connexstar demonstrates their confidence in our technology and their ongoing commitment to offer their members the most innovative and effective communications solutions available."

Background on Spacenet's Connexstar service
Powered by Gilat's Skystar 360E VSAT platform, Connexstar provides commercial-grade, always-on high-speed Internet connectivity anywhere in the continental United States - with the ability to add high-speed credit authorization, commercially licensed TV and music, distance learning, content multicasting and secure private networking services using the same remote site hardware. Connexstar services include business-grade installation, integrated routing functionality, depot maintenance and second-level help desk support. A variety of on-site field service options - such as 24x7 help desk and same day, 7x12 on-site maintenance - are also available to meet specific business requirements. Embedded TCP/IP implementation coupled with Gilat's industry-leading Internet browsing acceleration technologies provides high performance and enhanced user experience. Learn more about Connexstar at www.connexstar.com.

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage®, Skystar 360E(TM), DialAw@y IP(TM)and FaraWay(TM)are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; Fritz.stolzenbach@spacenet.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

Gilat's Spacenet subsidiary selected to provide CLH with satellite communications network to link weather monitoring stations nationwide

Weather data to be transmitted via Skystar Advantage® VSAT platform

Petah Tikva, Israel, December 12, 2002-- Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by CLH Incorporated to provide a high-speed satellite communications network to link a minimum of 250 Automated Weather Observation Systems (AWOS) nationwide.

CLH provides AWOS communications to more than 300 state and local government agencies, which creates a nationwide network bringing weather data to airports and community forecasters. CLH (www.clh.net) installs and maintains the individual AWOS and operates an AWOS communications link to the FAA at its network control center in Minneapolis.

Gilat's Skystar Advantage VSAT network will replace older, competing VSAT equipment as well as land-based equipment at many sites. Deployment of the new VSAT network has begun and is scheduled to be completed by the end of next year.

CLH President Cheri L. Haynes said, "Given the nature of weather data to the safety of air traffic, it is our responsibility to make sure our systems are driven by very dependable, high-performance technology. That's why we are upgrading our communications platform to Spacenet's VSAT solution. Gilat's advanced technology, combined with Spacenet's superior service, gives us the confidence we need to deliver this information reliably."

Nick Supron, Spacenet's President and CEO, said "CLH is a leader in providing weather collection and dissemination systems. Their selection of our advanced communications solution is further evidence that Spacenet's services can be counted on for the most demanding communications applications."

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage®, Skystar 360E(TM), DialAw@y IP(TM)and FaraWay(TM)are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; Fritz.stolzenbach@spacenet.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com